SCHEDULE 13G





SECURITIES AND EXCHANGE COMISSION
WASHINGTON, D.C.  20549



SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.___)

U. S. WEST INC.
(Name of Issuer)


4.5% Series D Preferred
Title of class of securities



912889409
(CUSIP number)





(A fee is not being paid with this statement)




CUSIP NO. 912889409
SCHEDULE 13G



1)	Name of Reporting Person.   Phoenix Investment Management, Company, LP -
05-0438516.


2)	Check the Appropriate box if a Member of a Group (See Instructions)

	(a)
	(b)

3)	SEC Use Only.............................................................


4)	Citizenship or Place of Organization. Rhode Island, USA


Number of	(5)	Sole Voting Power		435
Shares Bene-
ficially		(6)	Shared Voting Power		0
Owned By
Each Report-	(7)	Sole Dispositive Power	1,484,974
ing Person
With		(8)	Shared Dispositive Power	0



9)	Aggregate Amount Beneficially Owned by Each Reporting Person.  1,485,409


10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)





CUSIP NO. 912889409
SCHEDULE 13G



11)	Percent of Class Represented by Amount in Row 9.    7.4 %


12)	Type of Reporting Person (See Instructions).        IA


Item 1 (a).	Name of Issuer.

U. S. West Inc.


Item 1 (b).	Address of Issuer's Principal Executive Offices.

7800 East Orchard Road, Englewood, CO  80111.


Item 2 (a).	Name of Person Filing.

Phoenix Investment Management, Company, LP.


Item 2 (b).	Address of Principal Business Office.

One Citizens Plaza, Providence, Rhode Island, 02903.


Item 2 (c).	Citizenship.

Rhode Island, USA.






CUSIP NO. 912889409
SCHEDULE 13G


Item 2(d).	Title of Class of Securities.

4.5% Series D Preferred.


Item 2 (e).	CUSIP Number.

912889409.


Item 3.

Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.


Item 4.		Ownership.

(a)	Amount Beneficially Owned.	1,485,409

		(b)	Percent of Class.	7.4 %

		(c)	Number of shares of Preferred Stock as to which the company has:


(i)	sole power to vote of to direct the vote
					435

(ii)	shared power to vote or to direct the vote
					0

(iii)	sole power to dispose or to direct the disposition of 1,484,974

(iv) shared power to dispose or to direct the disposition of 0

CUSIP NO. 912889409
SCHEDULE 13G


Item 5. 	Ownership of Five Percent of Less of a Class.

	Not Applicable.


Item 6.		Ownership of More the Five Percent on Behalf of Another Person.

	Not Applicable.


Item 7.		Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

	Not Applicable.


Item 8.		Identification and Classification of Members of the Group.

	Not Applicable.


Item 9.		Notice of Dissolution of Group.

	Not Applicable.


Item 10.	Certification.

	Not Applicable







CUSIP NO. 912889409
SCHEDULE 13G



	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:		January 5, 1998		/s/ Gerald J. Fogarty, Jr.
					Gerald J. Fogarty, Jr., Partner




























CUSIP NO. 912889409